FORM 5

                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

[ ]  Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

[ ]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
   Goldberg        Lawrence                    Activision, Inc. (ATVI)
__________________________________________  _____________________________________________         Director          10% Owner
                                                                                              ---               ---
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for           X  Officer (give     Other (Specify
                                               Security Number of      Month/Year             --- title below)  --- below)
  c/o Activision, Inc.                         Reporting Person
  3100 Ocean Park Boulevard                    (Voluntary)             March 31, 2001         Executive Vice President and Chief Corporate Officer
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Reporting
  Santa Monica    California       90405                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                          Form Filed by More than One
                                                                                              --- Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                       5. Amount of
                                                                                          Securi-
                                                                                          ties
                                                                                          Bene-
                                                                                          ficially
                                                         4.  Securities Acquired (A)      Owned at     6. Ownership
                                2. Trans-   3. Trans-        or Disposed of (D)           End of          Form:
                                   action      action        (Instr. 3, 4 and 5)          Issuer's        Direct       7. Nature of
                                   Date        Code      ---------------------------      Fiscal          (D) or          Indirect
                                   (Month/   (Instr. 8)               (A)                  Year            Indirect        Beneficial
1.  Title of Security              Day/                   Amount      or     Price        (Instr.         (I)             Ownership
    (Instr.3)                      Year)                             (D)                  3 and 4)        (Instr. 4)      (Instr. 4)
-----------------------------   ---------   ----------   --------    ---    --------   ------------    -------------   -------------
Common Stock, par value
$.000001 per share               2/5/01        M4         25,000      A      $10.50
Common Stock, par value
$.000001 per share               2/5/01        S4         25,000      D      $19.71
Common Stock, par value
$.000001 per share               2/5/01        M4          5,000      A      $10.56
Common Stock, par value
$.000001 per share               2/5/01        S4          5,000      D      $19.71
Common Stock, par value
$.000001 per share               2/5/01        M4         10,000      A      $10.56
Common Stock, par value
$.000001 per share               2/5/01        S4         10,000      D      $19.71
Common Stock, par value
$.000001 per share               2/26/01       M4         10,000      A       $9.75
Common Stock, par value
$.000001 per share               2/26/01       S4         10,000      D      $23.68125       1,677             D

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).
  Reminder:  Report on a separate line for each class of securities beneficially owned directly of indirectly.

                                                  (Print or Type Responses)                                                   (Over)
                                                                                                                     SEC 2270 (7/96)

FORM 5 (continued)
                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-                    ative Securities           and Expiration Date
                                          Exercise      action                    Acquired (A) or            (Month/Day/Year)
                                          Price of      Date     4. Trans-        Disposed of (D)         -----------------------
                                          Deriv-        (Month/     action        (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/        Code       -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)       (Instr. 8)        A          D        able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Employee Stock Options                   $13.625        1/2/01        A             75,000                 7/2/01(1)    1/2/11
Employee Stock Options                   $10.50         2/5/01        M4                      25,000       5/15/97      5/15/07
Employee Stock Options                   $10.56         2/5/01        M4                       5,000       12/20/96      12/20/06
Employee Stock Options                   $10.56         2/5/01        M4                      10,000       12/20/96     12/20/06
Employee Stock Options                    $9.75         2/26/01       M4                      10,000        5/16/96     1/17/06

                                                                          9. Number of    10. Ownership
                                                                             Derivative          of
                        7. Title and Amount of Underlying                    Securities       Derivative
                           Securities (Instr. 3 and 4)                       Beneficially     Security:    11. Nature of
                        ---------------------------------  8. Price of       Owned            Direct (D)       Indirect
                                                Amount or     Derivative     at End               or           Beneficial
1. Title of Derivative          Title           Number of     Security       of Year          Indirect (I)     Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------
Employee Stock Options    Common Stock           75,000
Employee Stock Options    Common Stock           25,000
Employee Stock Options    Common Stock            5,000
Employee Stock Options    Common Stock           10,000
Employee Stock Options    Common Stock           10,000                     308,682               D

Explanation of Responses:

(1) The options vest as to 15,000 shares on 7/2/01; 7,500 shares on each of 1/2/02, 7/2/02, 1/2/03, 7/2/03, 1/2/04 and 7/2/04; and 15,000 shares on 1/2/05.

                                                                                   /s/ Lawrence Goldberg           May 10, 2001
**Intentional misstatements or omissions of facts constitute                    -------------------------------   --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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